MICROMEM TECHNOLOGIES INC.
                    (formerly AvantiCorp International Inc.)
               150 York Street, Suite 1206, Toronto, Ontario M5H 3S5
                     Tel. (416) 364-6513 Fax (416) 360-4034
                            website: www.magvamtm.com


July 2, 1999


Mr. Raymond A. Be
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:       Micromem Technologies Inc.
          Request for Withdrawal of
          Form 20-F filed on May 7, 1999
          File No. 000-26005
          ------------------------------


Dear Mr. Be:

Micromem Technologies Inc. filed a Registration Statement on Form 20-F with the Commission on May 7, 1999. The purpose of this letter is to obtain the consent of the Commission to the withdrawal of the Registration Statement.

The reason for the request is as follows: On May 28, 1999 the Commission sent a letter to the Company containing comments on the filing. Many of the comments related to accounting issues which require the Company to obtain additional information from Pageant Technologies Incorporated, its subsidiary in the Turks & Caicos Islands, and Pageant Technologies (U.S.A.) Inc., its indirect subsidiary in the United States. The Company is in the process of working with the subsidiaries and their accountants to get the information but has been unable to complete the process in time to assure that a revised filing acceptable to the Commission is in place prior to July 6, 1999, the 60th day after the filing and therefore the day on which the Registration Statement automatically would become effective. Rather than go effective with a Registration Statement that has not yet been cleared, the Company prefers to withdraw the Registration Statement and submit a new one reflecting the Company's response to the Commission's comments when it is ready for filing. This would restart the sixty day period preceding effectiveness and would provide adequate time for the Commission to review the filing and for the Company to respond to any further comments the Commission might have.

If you have any questions concerning this request, please feel free to call me at (416) 360-4032 or Bruce Rabb, counsel for the Company, at (212) 715-9484. Thank you for your assistance.

 Sincerely,

 /s/ Sam Fuda
 ------------
 Sam Fuda, Chairman